03041600

UNITED STATES
'URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING DEC 2003 WASH, D.C. 158 SECTION

SEC FILE NUMBER
8- 38813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36700 Woodward Avenue, Suite 200
(No. and Street)

Bloomfield Hills (City) MI (State) 48304-0930 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Kantz 248-433-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30434 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter C. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Asset Management, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JOAN E. FLAM
Notary Public, Macomb County, MI
Acting in Oakland Co., MI
My Commission Expires 10/27/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(x) (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFESSIONAL ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2003

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

PROFESSIONAL ASSET MANAGEMENT, INC.
TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of Professional Asset Management, Inc.
Bloomfield Hills, Michigan

We have audited the accompanying balance sheet of Professional Asset Management, Inc. as of September 30, 2003 and the related statements of stockholders' equity, operations, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Asset Management, Inc. as of September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

November 12, 2003

PROFESSIONAL ASSET MANAGEMENT, INC.
BALANCE SHEET
September 30, 2003

ASSETS

Cash and cash equivalents	$155,233
Securities owned - money market funds	34,701
Accounts receivable:	
Brokers, dealers and clearing organization	2,593
Deposit - clearing organization	25,000
Other	12,891
Refundable Federal income taxes (Note 2)	3,955
Other assets:	
Prepaid taxes	3,355
Deposits	4,036
	$241,764

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable:	
Commissions	$ 4,162
Accrued expenses	35,007
Total liabilities	39,169
Stockholders' equity:	
Common stock, par value $0.10 per share; 50,000 shares authorized; 1,530 shares issued	153
Capital in excess of par value	17,974
Retained earnings	184,468
Total stockholders' equity	202,595
	$241,764

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For The Year Ended September 30, 2003

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholders' Equity
Balance, September 30, 2002	$ 153	$ 17,974	$207,981	$226,108
Net loss for the year ended September 30, 2003	-	-	(23,513)	(23,513)
Balance, September 30, 2003	$ 153	$ 17,974	$184,468	$202,595

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENT OF OPERATIONS
For The Year Ended September 30, 2003

	Amount
Income:	
Commissions and fees	$947,992
Interest income	2,952
Total income	950,944
Commissions and clearing charges:	
Commissions paid	753,911
Clearing charges	42,651
Total commissions and clearing charges	796,562
Gross profit from operations	154,382
Selling, general and administrative expenses	181,850
Loss before provision for taxes	(27,468)
Provision for taxes:	
Refundable Federal income tax (Note 2)	(3,955)
Single business tax	-
Total provision for taxes	(3,955)
Net loss	$(23,513)

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2003

	Amount
Increase (decrease) in cash and cash equivalents:	
Cash flows from operating activities:	
Fees and commissions received	$ 953,360
Interest received	2,952
Commissions paid	(749,749)
Clearing charges	(41,102)
Other selling, general and administrative expenses paid	(182,003)
Net cash used by operating activities	(16,542)
Cash and cash equivalents at beginning of year	206,476
Cash and cash equivalents at end of year	$ 189,934
Reconciliation of net income (loss) to net cash used by operating activities:	
Net loss	$ (23,513)
Adjustments to reconcile net income (loss) to net cash used by operating activities:	
(Increase) decrease in:	
Accounts receivable	(9,245)
Refundable Federal income taxes	(3,955)
Increase (decrease) in:	
Accounts payable	1,500
Accrued expenses	18,671
Total adjustments	6,971
Net cash used in operating activities	$ (16,542)

Disclosure of accounting policy:
For purposes of the Statement of Cash Flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

PROFESSIONAL ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2003

Note 1 – ORGANIZATION

Professional Asset Management, Inc. provides investment services as a registered broker-dealer with the National Association of Securities Dealers.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Income Taxes

Refundable Federal income taxes in the amount of $3,955 at September 30, 2003 results from the carryback of the current year's net operating loss to prior years.

Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2003, the Company's net capital was $177,664 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was .22 to 1.

Note 4 – LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2003 are as follows:

Year ended September 30,	Amount
2004	$67,476
2005	$69,504

For the year ended September 30, 2003 the total lease expense pursuant to the above operating lease amounted to $63,795, which is net of reimbursements from representatives for rental of office space, and is included in selling, general and administrative expenses in the attached Statement of Operations.

SUPPORTING SCHEDULES

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER REULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2003

1.	Total ownership equity	$202,595
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	202,595
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	202,595
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	24,237
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	178,358
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities: 4. Other securities	694
10.	Net capital	177,664
13.	Net capital requirement	50,000
14	Excess net capital	$127,664

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$39,169
19.	Total aggregate indebtedness liabilities	$39,169
20.	Percentage of aggregate indebtedness to net capital	22%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Professional Asset Management, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$127,664
Difference due to:	
Adjustment of non-allowable assets	(5,176)
Adjustment of ownership equity due to adjustment of receivables from non-customers	5,176
Excess per the Company's Part IIA, FOCUS Report	$127,664

PROFESSIONAL ASSET MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2003

Professional Asset Management, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".